Exhibit 99.16

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

VOX ANNOUNCES SIGNING OF UNDERWRITING AGREEMENT AND FILING OF PROSPECTUS SUPPLEMENT

GEORGE TOWN, CAYMAN ISLANDS – March 22, 2021 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”), is pleased to announce that further to its previously announced overnight marketed public offering (the “Offering”) of units of the Company (the “Units”), it has entered into an underwriting agreement with a syndicate of underwriters co-led by BMO Capital Markets and Cantor Fitzgerald Canada Corporation, and including Stifel Nicolaus Canada Inc. and Red Cloud Securities Inc. (collectively, the “Underwriters”) to sell 5,000,000 Units at a price of C$3.00 per Unit (the “Offering Price”) for aggregate gross proceeds of C$15,000,000.

Each Unit will be comprised of one ordinary share of the Company (a “Unit Share”) and one half of one ordinary share purchase warrant of the Company (each full ordinary share purchase warrant, a “Unit Warrant”). Each Unit Warrant will be exercisable to acquire one ordinary share of the Company (a “Warrant Share”) for a period of 36 months following the closing date of the Offering at an exercise price of C$4.50 per Warrant Share, subject to adjustment in certain events.

The Company has granted to the Underwriters an option to purchase up to an additional 750,000 Units at the Offering Price or any combination of up to an additional 750,000 Unit Shares at a price of C$2.85 per Unit Share and up to an additional 375,000 Unit Warrants at a price of C$0.30 per Unit Warrant, subject to an aggregate maximum of 15% of the aggregate number of Units sold under the Offering, exercisable within 30 days of the date of closing of the Offering.

The Units will be offered pursuant to a prospectus supplement dated March 22, 2021 to the Company’s short form base shelf prospectus dated October 2, 2020. The Units will be offered in each of the provinces of Canada, except Quebec. The Units will also be sold to U.S. buyers on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended, and other jurisdictions outside of Canada provided that no prospectus filing or comparable obligation arises.

In consideration for its services to be provided in connection with the Offering, the Underwriters will receive, on the closing of the Offering, a cash commission equal to 6.0% of the gross proceeds of the Offering. The Offering is expected to close on or about March 25, 2021 and will be subject to market and other customary conditions, including the final approval of the TSX Venture Exchange.

The net proceeds of the Offering will be used by the Company primarily to purchase additional royalties that are currently subject to conditional exclusive letters of intent (“LOI”) with third parties. Assuming 14 of the royalties under LOI are purchased, the Company projects that the underlying royalties are expected to generate between C$1.0 million and C$3.0 million of incremental revenue in 2023. In the event that the Company uses less of the net proceeds to purchase such royalties, the Company will reallocate those funds to the acquisition of additional royalties over the next 12-24 months.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S.

Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 40 royalties and streams spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 15 separate transactions to acquire over 40 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd

Chief Executive Officer

info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, the expected timing and the ability of the Company to close the Offering, information relating to potential acquisitions, the stage and status of the royalties subject to the LOIs, the ability of Vox to continue to complete acquisitions and the ability of the Vox management team to continue to focus on acquisitions. Such statements and information reflect the current view of Vox. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Vox’s actual results, performance or achievements or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks:

•	there is no assurance that the royalty acquisitions will be completed;

•	there is no assurance that Vox will be able to continue to successfully negotiate the purchase of royalties; and

•	new laws or regulations could adversely affect the Company’s business and results of operations; and

•	the stock markets have experienced volatility that often has been unrelated to the performance of companies. These fluctuations may adversely affect the price of the Company’s securities, regardless of its operating performance.

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Not for distribution to United States newswire services or for dissemination in the United States. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.